UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Green Plains Renewable Energy, Inc.

(Name of Issuer)

Common Stock, $.001 Par Value

(Title of Class of Securities)

393222104

(CUSIP Number)

David T. Quinby, Esq.

Rebecca B. Sandberg, Esq.

Stoel Rives LLP

33 South Sixth Street, Suite 4200

Minneapolis, Minnesota 55402

(612) 373-8800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 12, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 393222104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). NTR plc No IRS Identification Number

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check. ☐
(b)

If the reporting person disclaims membership in a group or describes a relationship with other person but does not affirm the existence of a group, please check.  (Unless it is a joint filing pursuant to Rule 13d-1(k)(1), in which case, it may not be necessary to check this 2(b)). ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Ireland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 11,227,653

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 11,227,653

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,227,653

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*

13.

Percent of Class Represented by Amount in Row (11)
45.0% (Based upon 24,964,389 shares outstanding as of November 2, 2009, as reported in the Form 10-Q filed with the SEC on or about November 10, 2009)

14.	Type of Reporting Person (See Instructions) CO – Corporation

* As a result of the Shareholders’ Agreement described in Item 6 of the initial Schedule 13D, the Reporting Persons may be deemed to be the beneficial owners of shares of the Issuer’s common stock beneficially owned by Wilon Holdings S.A. and Wayne Hoovestol.  Based on the most recent information filed with the SEC, as further described in Item 5 of this Amended Schedule 13D, Wilon Holdings S.A. beneficially owns 2,070,716 shares of the Issuer’s common stock, representing approximately 8.3% of the issued and outstanding common stock of the Issuer.  Based on the most recent information filed with the SEC, Wayne Hoovestol beneficially owns 954,592 shares of the Issuer’s common stock, representing approximately 3.8% of issued and outstanding common stock of the Issuer.  Each Reporting Person expressly disclaims beneficial ownership of the shares beneficially owned by Wilon Holdings S.A. and Wayne Hoovestol, except to the extent of any pecuniary interest they may have therein.

CUSIP No. 393222104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). NTR US Biosystems Holdings Limited No IRS Identification Number

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check. ☐
(b)

If the reporting person disclaims membership in a group or describes a relationship with other person but does not affirm the existence of a group, please check.  (Unless it is a joint filing pursuant to Rule 13d-1(k)(1), in which case, it may not be necessary to check this 2(b)). ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Ireland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 5,234,000

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 5,234,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,227,653

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*

13.

Percent of Class Represented by Amount in Row (11)
45.0% (Based upon 24,964,389 shares outstanding as of November 2, 2009, as reported in the Form 10-Q filed with the SEC on or about November 10, 2009)

14.	Type of Reporting Person (See Instructions) CO – Corporation

* As a result of the Shareholders’ Agreement described in Item 6 of the initial Schedule 13D, the Reporting Persons may be deemed to be the beneficial owners of shares of the Issuer’s common stock beneficially owned by Wilon Holdings S.A. and Wayne Hoovestol.  Based on the most recent information filed with the SEC, as further described in Item 5 of this Amended Schedule 13D, Wilon Holdings S.A. beneficially owns 2,070,716 shares of the Issuer’s common stock, representing approximately 8.3% of the issued and outstanding common stock of the Issuer.  Based on the most recent information filed with the SEC, Wayne Hoovestol beneficially owns 954,592 shares of the Issuer’s common stock, representing approximately 3.8% of issued and outstanding common stock of the Issuer.  Each Reporting Person expressly disclaims beneficial ownership of the shares beneficially owned by Wilon Holdings S.A. and Wayne Hoovestol, except to the extent of any pecuniary interest they may have therein.

CUSIP No. 393222104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Greenstar North America Holdings, Inc. IRS Identification Number: 20-8232960

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check. ☐
(b)

If the reporting person disclaims membership in a group or describes a relationship with other person but does not affirm the existence of a group, please check.  (Unless it is a joint filing pursuant to Rule 13d-1(k)(1), in which case, it may not be necessary to check this 2(b)). ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 5,993,653

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 5,993,653

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,227,653

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*

13.

Percent of Class Represented by Amount in Row (11)
45.0% (Based upon 24,964,389 shares outstanding as of November 2, 2009, as reported in the Form 10-Q filed with the SEC on or about November 10, 2009)

14.	Type of Reporting Person (See Instructions) CO – Corporation

* As a result of the Shareholders’ Agreement described in Item 6 of the initial Schedule 13D, the Reporting Persons may be deemed to be the beneficial owners of shares of the Issuer’s common stock beneficially owned by Wilon Holdings S.A. and Wayne Hoovestol.  Based on the most recent information filed with the SEC, as further described in Item 5 of this Amended Schedule 13D, Wilon Holdings S.A. beneficially owns 2,070,716 shares of the Issuer’s common stock, representing approximately 8.3% of the issued and outstanding common stock of the Issuer.  Based on the most recent information filed with the SEC, Wayne Hoovestol beneficially owns 954,592 shares of the Issuer’s common stock, representing approximately 3.8% of issued and outstanding common stock of the Issuer.  Each Reporting Person expressly disclaims beneficial ownership of the shares beneficially owned by Wilon Holdings S.A. and Wayne Hoovestol, except to the extent of any pecuniary interest they may have therein.

This Amendment No. 2 to Schedule 13D/A (this “Schedule 13D/A”) is being filed to amend and supplement (i) the initial Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (“SEC”) on October 27, 2008 (the “initial Schedule 13D”) and (ii) Amendment No. 1 to Schedule 13D/A filed by the Reporting Persons with the SEC on November 4, 2008 (“Amendment No. 1”).  Except as specifically amended by this Schedule 13D/A, the initial Schedule 13D and Amendment No. 1 remain unchanged.  Capitalized terms used and not otherwise defined in this Schedule 13D/A have the meanings given them in the initial Schedule 13D and Amendment No. 1, as applicable.

Item 2.  Identity and Background

This Statement is being filed on behalf of each of the following reporting persons (collectively, the “Reporting Persons”):

NTR plc, a public limited company registered in Ireland (“NTR”), which has its principal office address at Burton Court, Burton Hall Drive, Sandyford, Dublin 18, Ireland. NTR is a leading international developer and operator of renewable energy and sustainable waste management projects.

NTR US Biosystems Holdings Limited, a company organized under the laws of Ireland (“Biosystems”), which has its principal office address at Burton Court, Burton Hall Drive, Sandyford, Dublin 18, Ireland. Biosystems is a holding company and a wholly owned subsidiary of NTR.

Greenstar North America Holdings, Inc., a Delaware corporation (“Greenstar”), which has its principal office address at 3411 Richmond Avenue, Suite 700 Houston TX 77046.  Greenstar is a holding company and a wholly owned subsidiary of NTR.

The Joint Filing Agreement and Amendment No. 1 thereto, among the Reporting Persons to file this Statement on Schedule 13D/A jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934 are filed herewith as Exhibits K and L. Certain information contained in this Statement relates to share ownership of persons other than the Reporting Persons. The Reporting Persons expressly disclaim any liability for any such information provided in this Statement that does not expressly pertain to a Reporting Person.

During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

Pursuant to an Assignment and Assumption Agreement dated February 12, 2010, Biosystems transferred and assigned a total of 5,993,653 shares of the Issuer’s common stock (the “Shares”) to its affiliate, Greenstar, and Biosystems received as consideration an equivalent number of shares of Greenstar’s common stock.  No cash was exchanged between the parties in connection with the transfer.  Biosystems and Greenstar are each wholly owned subsidiaries of NTR, which remains the indirect beneficial owner of all such Shares.

Item 5.  Interest in Securities of the Issuer

As described in Item 3, pursuant to an Assignment and Assumption Agreement dated February 12, 2010, Biosystems transferred and assigned a total of 5,993,653 Shares to its affiliate, Greenstar, and Biosystems received as consideration an equivalent number of shares of Greenstar’s common stock.  Biosystems and Greenstar are each wholly owned subsidiaries of NTR, and following the transaction NTR remains the indirect beneficial owner of such Shares.  Following the transfer of shares from Biosystems to Greenstar, the Reporting Persons continue to beneficially own 11,227,653 shares of Issuer’s common stock, or approximately 45.0% of the issued and outstanding common stock of the Issuer.

Additionally, as a result of the Shareholders’ Agreement by and among the Issuer, Biosystems (formerly known as Bioverda International Holdings Ltd.), Bioverda US Holdings LLC, Wilon Holdings S.A. and Wayne Hoovestol, the

Reporting Persons may also be deemed to be the beneficial owners of shares of the Issuer’s common stock beneficially owned by Wilon and Mr. Hoovestol.  Based on the most recent information filed with the SEC, Wilon beneficially owns 2,070,716 shares of the Issuer’s common stock, representing approximately 8.3% of the issued and outstanding common stock of the Issuer, and Mr. Hoovestol beneficially owns 954,592 shares of the Issuer’s common stock, representing approximately 3.8% of issued and outstanding common stock of the Issuer.  Each Reporting Person expressly disclaims beneficial ownership of the shares beneficially owned by Wilon and Mr. Hoovestol, except to the extent of any pecuniary interest they may have therein.

Item 7.  Material to Be Filed as Exhibits

Exhibits (a) through (k) listed below were filed as exhibits to the initial Schedule 13D filed with the SEC on October 27, 2008 and are incorporated by reference in this Schedule 13D/A by reference thereto.  Exhibits (l) and (m) are filed herewith.

(a)

Agreement and Plan of Merger dated May 7, 2008, by and among Green Plains Renewable Energy, Inc., Green Plains Merger Sub, Inc., and VBV LLC (incorporated by reference to Exhibit (a) to the Reporting Persons’ initial Schedule 13D filed October 27, 2008)

(b)

Stock Purchase Agreement dated May 7, 2008 by and among Green Plains Renewable Energy, Inc., Bioverda International Holdings Limited and Bioverda US Holdings LLC (incorporated by reference to Exhibit (b) to the Reporting Persons’ initial Schedule 13D filed October 27, 2008)

(c)

Shareholders’ Agreement dated October 15, 2008 by and among Green Plains Renewable Energy, Inc., Bioverda International Holdings Limited, Bioverda US Holdings LLC and Wayne Hoovestol (incorporated by reference to Exhibit (c) to the Reporting Persons’ initial Schedule 13D filed October 27, 2008)

(d)

Lock-Up and Voting Agreement dated May 7, 2008 by and among Green Plains Renewable Energy, Inc., Bioverda International Holdings Limited and Bioverda US Holdings LLC (incorporated by reference to Exhibit (d) to the Reporting Persons’ initial Schedule 13D filed October 27, 2008)

(e)

Put and Call Agreement (VBV) dated April 1, 2008 by and among Bioverda International, Bioverda US Holdings LLC and Wilon Holdings S.A. (incorporated by reference to Exhibit (e) to the Reporting Persons’ initial Schedule 13D filed October 27, 2008)

(f)

Notice of exercise of Put Option (VBV) dated October 1, 2008, as amended effective October 15, 2008 (incorporated by reference to Exhibit (f) to the Reporting Persons’ initial Schedule 13D filed October 27, 2008)

(g)

Put and Call Agreement (GPRE) dated April 1, 2008 by and among Bioverda International, Bioverda US Holdings LLC and Wilon Holdings S.A. (incorporated by reference to Exhibit (g) to the Reporting Persons’ initial Schedule 13D filed October 27, 2008)

(h)

Notice of exercise of Put Option (GPRE) dated October 1, 2008, as amended effective October 15, 2008 (incorporated by reference to Exhibit (h) to the Reporting Persons’ initial Schedule 13D filed October 27, 2008)

(i)

Lock-Up and Voting Agreement dated May 7, 2008 by and among Green Plains Renewable Energy, Inc. and Wilon Holdings S.A. (incorporated by reference to Exhibit (i) to the Reporting Persons’ initial Schedule 13D filed October 27, 2008)

(j)

Lock-Up and Voting Agreement dated May 7, 2008 by and between Wayne Hoovestol and VBV LLC (incorporated by reference to Exhibit (j) to the Reporting Persons’ initial Schedule 13D filed October 27, 2008)

(k)	Joint Filing Agreement, among the Reporting Persons (incorporated by reference to Exhibit (k) to the Reporting Persons’ initial Schedule 13D filed October 27, 2008)
(l)	Amendment No. 1 to Joint Filing Agreement, among the Reporting Persons
(m)	Assignment and Assumption Agreement dated February 12, 2010 between NTR US Biosystems Holdings Limited and Greenstar North American Holdings Inc.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2010
Date
/s/ Jeremy Nel
Signature
Group Executive: Commercial & Legal
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION:
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)